Exhibit 99.1

HUTCHMED Announces Appointment of Independent Non-executive Director and Member of Board Committee

Hong Kong, Shanghai & Florham Park, NJ  — Wednesday, May 8, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Dr Renu Bhatia is appointed as an Independent Non-executive Director and a member of Technical Committee of the Company with effect from May 13, 2024.

Dr Bhatia, a licensed physician, has over 25 years of experience in the healthcare, finance and fintech, and regulatory sectors.  She is an experienced board director and chair, with a healthcare and financial services background in investment banking, asset management, venture capital and compliance.  The Board of HUTCHMED is of the view that Dr Bhatia will further enhance the skill set, expertise and knowledge base of the Board as a whole.

Mr Simon To, Chairman of HUTCHMED, said “On behalf of the Board, I would like to extend a warm welcome to Dr Bhatia to the Company.  We believe that her expertise in the healthcare, finance and fintech sectors will bring fresh perspective and provide constructive insight to the Board.”

Dr Bhatia, aged 65, is the chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes.  She is also co-founder of Asia Fintech Angels which invested in early stage fintech companies. In addition, Dr Bhatia is an independent non-executive director of Overstone Associates Limited, a leading UK based data science provider to financial institutions focused on the art industry.

Dr Bhatia is the chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited.  She also holds positions in public service including membership of the Business Professional Federation Healthcare Committee and the Cyberport Entrepreneurship Centre Advisory Group, and acting as an assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. Dr Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management.

Dr Bhatia is a Doctor of Medicine (MBBS) from the University of London and holds a Master of Business Administration degree from Yale University, and a Postgraduate Diploma in Therapeutics and Medicine from The University of Hong Kong.

Dr Bhatia has relevant board experience with the following private companies, currently holding or having held in the past five years the following directorships:

Current Directorships:	Previous Directorships in the last five years:
Opharmic Technology (HK) Limited Overstone Associates Limited Tancho Investments Limited	Asia Prism Ventures Limited SuperCharger Limited

Save for the appointments listed above, Dr Bhatia has held no other directorships or partnerships during the period of five years prior to her appointment as a director of HUTCHMED. She does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Dr Bhatia has confirmed that (a) she has satisfied all the criteria for independence set out in Rule 3.13(1) to (8) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”); (b) she had no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the HK Listing Rules) of the Company; and (c) there are no other factors that may affect her independence at the time of her appointment.

The initial term of the appointment of Dr Bhatia as an Independent Non-executive Director of the Company shall end at the next following annual general meeting of the Company, subject to retirement in accordance with the Articles of Association of the Company and applicable legal and regulatory requirements, and thereafter for successive periods of 12 months, unless she is not re-elected at the next following annual general meeting or her appointment is otherwise terminated earlier by either party in writing. The director’s fees of Dr Bhatia as an Independent Non-executive Director and member of the Technical Committee of the Company under her appointment letter are US$76,000 and US$8,000 per annum respectively.  Such fees are subject to review from time to time and proration for any incomplete year of service.

Dr Bhatia is interested in 16,000 ordinary shares with par value US$0.10 each in the share capital of the Company, representing approximately 0.002% of its issued share capital.

Save for the information disclosed above, there is no other information in relation to Dr Bhatia that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the HK Listing Rules and there are no other matters concerning the appointment of Dr Bhatia that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500